SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press Release:  Daimler Trucks North America plans decisive response to changed economic environment

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth of the global economy, especially in industrialized countries; the effects of the financial crisis which could result in weaker demand for our products particularly in the U.S. and in the European market but also in the emerging markets; changes in currency exchange rates and interest rates; increasing risks of inflation; the introduction of competing products and the possible lack of acceptance of our products or services; price increases for fuel, raw materials and precious metals; the disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial-vehicle markets experience a sustained weakness in demand for a longer period than expected; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

1

Contact:	Telephone:
Heinz Gottwick	+49 (0) 711-17-41525	Press Information
Uta Leitner	+49 (0) 711-17-41526

Date:
October 14, 2008

Daimler Trucks North America plans decisive response to changed economic environment

•      Focus on a two brand strategy: discontinuation of Sterling Trucks brand

•      Consolidation of manufacturing plant network

•      Expected annual earnings improvements of $900 million by 2011

•      Estimated program costs of $600 million

Stuttgart/Portland – Daimler Trucks North America (DTNA) today announced a comprehensive plan to adjust and strengthen company operations in response to continuing depressed demand across the industry and structural changes in the company’s core markets.

“It is a principle of our ‘Global Excellence’ strategy to strive for benchmark profitability and to address structural market changes in a timely and consequent way”, said Andreas Renschler, Member of the Board of Management of the Daimler AG, responsible for Daimler Trucks; “We are confident that this forward-looking strategy for DTNA is the right measure to address the challenges in the North American market.”

Daimler Communications, 70546 Stuttgart/Germany

The measures to be implemented address three key areas of DTNA’s operations:

Focus on a two brand strategy: discontinuation of the Sterling Trucks product line

The Sterling Trucks brand will be discontinued effective in March 2009.  Additions to the Freightliner and Western Star product ranges will be made to address market segments that have been served exclusively by Sterling offerings in the DTNA stable.

By concentrating the company’s considerable technical and marketing resources on a more focused model line-up, DTNA expects to drive an even more attractive program of innovation in safety, environmental impact, and user productivity that will further strengthen the leadership position of Daimler Trucks in the North American commercial vehicle market.

Consolidation of manufacturing plant network and alignment of network capacity with market demand

As a result of the decision to discontinue the Sterling brand, the St. Thomas, Ontario, plant will cease truck manufacturing operations in March 2009, concurrent with the expiration of the existing agreement with the Canadian Auto Workers members employed there.  The plant currently manufactures Sterling medium and heavy-duty trucks.

DTNA will also close the Portland, Oregon, Truck Manufacturing plant, in June 2010, when current labor contracts expire.  Western Star commercial production will be assigned to the company’s Santiago, Mexico plant, while production of Freightliner-branded military vehicles

Daimler Communications, 70546 Stuttgart/Germany

will take place at one of the company’s facilities in the Carolinas by mid-year 2010.

Start of production at DTNA’s new Saltillo, Mexico manufacturing plant will occur as planned in February 2009.  The plant will produce Freightliner’s new flagship Cascadia model.

Expected annual earnings improvements of $900 million by 2011, with estimated program costs of $600 million

As a result of the measures cited above, DTNA expects to achieve annual earnings improvements of $900 million by 2011.  The EBIT effects amount to $600 million in total: approx. $350 million against the fourth quarter of 2008 (including approx. $300 million, which are primarily related to employee and dealer separation), $150 million in 2009 as well as expenses of $100 million in 2010 and 2011 in total.

An estimated 2300 workers in the St. Thomas and Portland plants will be affected by mid-2010, on timelines related to the plant closures noted above. This figure includes 720 workers at the St. Thomas plant to be laid off in November 2008 as already announced in July.

The company also plans to reduce its salaried workforce by approximately 1200 positions, with over half directly related to the Sterling brand.  A voluntary separation program will be available as well as other measures to offer flexibility and choice to affected employees.

Further information from Daimler is available on the internet at: www.media.daimler.com

Daimler Communications, 70546 Stuttgart/Germany

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the credit crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of commercial vehicles in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2007, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €99.4 billion and EBIT amounted to €8.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

Daimler Communications, 70546 Stuttgart/Germany

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: October 14, 2008